SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2013

CGG

Tour Maine Montparnasse—33 Avenue du Maine – BP 191—75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG announces major marine seismic contract

Paris, France – 1 October, 2013

CGG announced today that it has received a Letter of Award for a large high-end seismic acquisition program offshore West Africa.

The survey will mobilize the Geo Coral, Geo Barents and Pacific Finder vessels to conduct an 1,484 km2 BroadSeis wide-azimuth survey. The program is scheduled to start in mid-October and last for nine months.

Jean-Georges Malcor, CEO, CGG, said: “CGG has the largest seismic fleet of high-end vessels and unmatched experience in acquiring broadband wide-azimuth marine surveys. We are therefore uniquely placed to offer our clients innovative acquisition solutions that deliver the best subsurface images.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

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Contact

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

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THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 1st, 2013	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN Senior EVP